SEC FILE NUMBER
001-31932

CUSIP NUMBER 683373104
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	Form 10-K Form 20-F Form 11-K Form 10-Q Form 10-D Form N-SAR Form N-CSR

	For Period Ended:	December 31, 2021

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

	For the Transition Period Ended:	__________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ontrak, Inc.
Full Name of Registrant

2120 Colorado Avenue, #230
Address of Principal Executive Office (Street and Number)

Santa Monica, California 90404
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
x	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ontrak, Inc. (the “Company”) has been delayed in completing the preparation of its Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”). As previously disclosed, the Company has been in discussions with potential equity and debt financing sources in an effort to secure additional financing to fund its growth plans. The Company has entered into a non-binding letter of intent with its executive chairman for a lending facility to fund operations for at least the next twelve months (the “Facility”). The Company needs additional time to negotiate and complete definitive documentation for the Facility, prepare appropriate disclosures and reach a conclusion with respect to whether, giving effect to the status of the Facility, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern. If the Company reaches a definitive agreement for the Facility, the Company expects to reach a conclusion that no such conditions or events exist and that the Company will be able to fund operations for at least the next twelve months. The Company is actively working on these activities and intends to file the Form 10-K within the 15-day extension period (the “Extension Period”) afforded by Rule 12b-25 under the Securities Exchange Act of 1934.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of applicable United States securities laws. These forward looking statements include (i) statements regarding the Company’s expectation to file the Form 10-K within the Extension Period and the completion of activities necessary to permit such filing within the Extension Period, including reaching a definitive agreement with the Company’s executive chairman for the Facility, and (ii) statements regarding the Company’s financial results for the year ended December 31, 2021. Forward-looking statements are based on management’s current expectations or beliefs about the Company’s future plans, expectations and objectives. These forward-looking statements are not historical facts and are subject to risks and uncertainties that could cause the actual results to differ materially from those projected in these forward-looking statements. These risks include, but are not limited to, adjustments resulting from the completion by the Company’s independent registered public accounting firm of its review of the Form 10-K. Readers of this Form 12b-25 are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brandon H. LaVerne	310	444-4300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in the Registrant's Current Report on Form 8-K filed on March 8, 2022, the Company reported revenue for 2021 of $84.1 million, representing a 2% increase from prior year and net loss of $(37.1) million, or a $(2.47) diluted net loss per common share (after deduction for declared and undeclared preferred stock dividends), compared to net loss of $(22.7) million, or a $(1.44) diluted net loss per common share (after deduction for declared and undeclared preferred stock dividends) for the prior year.

Ontrak, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2022	By:	/s/ Brandon H. LaVerne
Brandon H. LaVerne
Chief Financial Officer